EXHIBIT 99.1

Brookfield Infrastructure Revises Offer to Purchase Inter Pipeline Ltd. to Include Option for Shareholders to Elect 100% Cash Consideration

Revised Offer Open Until July 13th

Offer Highlights

  Revised Offer from Brookfield Infrastructure will include an ability for Inter Pipeline Ltd. (“IPL”) shareholders to receive a clean exit and value certainty through 100% cash consideration, compared to zero cash consideration in the proposed transaction (the “Alternative Transaction”) with Pembina Pipeline Corporation (“Pembina”).
  Revised Offer would provide a superior value proposition for IPL shareholders who may elect up to 100% cash consideration totalling C$19.50 per share of IPL, without being subject to proration, or 0.225 of a class A exchangeable subordinate voting share of Brookfield Infrastructure Corporation (“BIPC”), valued at C$19.99 per IPL share as of market close on June 17th.
  Brookfield Infrastructure is prepared to increase the consideration under our Offer by up to C$0.901 per IPL share, i.e., up to an aggregate value of C$20.401 per IPL share, pending the outcome of our challenge before the Alberta Securities Commission (“ASC”) of the inappropriate break fee granted by IPL.
  Offer has received all requisite regulatory and anti-trust approvals, is fully funded, executable within three business days of expiry date.
  Offer provides valuation and transaction certainty, a shorter timeline to closing, and immediate liquidity versus 100% share-based Alternative Transaction.
  Offer preserves significant jobs for IPL’s employees compared to the cost synergy focused Alternative Transaction entered into by IPL.
  Brookfield Infrastructure, as IPL’s largest shareholder, will vote against the Alternative Transaction.

BROOKFIELD, NEWS, June 18, 2021 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), together with its institutional partners (collectively, “Brookfield Infrastructure”, “we” or “our”), is pleased to announce its intention to file a second notice of variation to its offer to acquire all of the outstanding common shares of Inter Pipeline Ltd. (TSX: IPL) (“IPL” or the “Company”) commenced February 22, 2021, as varied on June 4, 2021 (the "Offer") to include an option for IPL shareholders to elect to receive 100% cash consideration at C$19.50 per IPL Share without proration, and to extend the expiry time of the Offer until July 13, 2021.

1 If Brookfield Infrastructure is successful in its application to the ASC to eliminate or reduce the amount of the Break Fee, it is prepared to further amend its Offer to increase the consideration by such amount.

IPL Shareholders can now Elect to Receive 100% Cash Consideration without Proration

Based on feedback received from institutional and event-driven investors with significant ownership positions in IPL’s common shares, Brookfield Infrastructure is prepared to expand the maximum cash consideration to be paid in the context of its Offer to 100%.

We believe an all-cash option provides superior value and flexibility for IPL shareholders, as well as enhanced certainty and a clean exit for those institutional and event-driven investors with near-term mandates. Conversely, the all-share consideration included in the Alternative Transaction would result in a substantial and protracted overhang on Pembina’s share price given monetization considerations for event-driven funds, select institutional shareholders and Brookfield Infrastructure’s C$1.6 billion economic interest (the “Brookfield Block”).

The revised Offer preserves the ability for eligible shareholders to elect tax deferred BIPC Shares as consideration, which provides access to the long-term growth potential of BIPC’s diversified global infrastructure platform.

With forecast corporate liquidity of over $4.5 billion, inclusive of $1 billion of additional liquidity provided by Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P. has more than sufficient liquidity readily available to support the Offer.

Brookfield Infrastructure Continues to Challenge IPL’s Inappropriate Defensive Tactics

The ASC has confirmed a hearing date of July 7th for Brookfield Infrastructure’s challenge of the inappropriate defensive tactics employed by IPL and the special committee of its board of directors, which are not in the interests of IPL shareholders. Specifically, Brookfield Infrastructure is seeking to eliminate or otherwise reduce the C$350 million Break Fee which threatens to inappropriately enrich Pembina at the expense of IPL’s shareholders, and to cease-trade both of IPL’s shareholder rights plans, colloquially referred to as “poison pills” as they no longer serve any valid purpose.

Brookfield Infrastructure is prepared to increase the cash consideration of our Offer by the amount of any corresponding reduction in the Break Fee with such resolution anticipated before the expiration of our Offer. In the event the Break Fee is successfully set aside, this would represent an additional C$0.90 per IPL share.

Brookfield Infrastructure Reaffirms the Merits of its Offer

We note IPL’s press release issued June 10, 2021, in which the IPL Board of Directors reconfirmed its support for the Alternative Transaction on June 1st. We do not believe that the justifications provided by the Company outweigh the flexibility and certainty provided by our superior Offer.

  100% Cash Consideration Option. Our Offer provides IPL shareholders an ability to elect up to 100% cash consideration, without proration. The value of the Alternative Transaction is dependent on forward-looking outcomes which include the realization of operational synergies that are inherently uncertain and may prove illusory.

  Ability to Maximize the Amount of Tax-Deferred Consideration. Our Offer continues to include the expanded option for eligible shareholders who elect to receive 100% of their consideration in BIPC Shares on a tax-deferred rollover basis, with an ability to maximize the amount of tax-deferred consideration they seek to receive subject to the aggregate limit of 31.0 million BIPC Shares.

  Access to Globally Diversified Infrastructure Platform Focused on Total Returns. Ability, through BIPC, to benefit from continued participation in IPL as part of a globally diversified infrastructure company focused on both dividend growth and generating total return for shareholders. Over the past decade Brookfield Infrastructure has delivered an average of 10% per annum dividend growth and average annual total shareholder returns of 18%.

  Speed to Close. Our Offer is not subject to any regulatory or Court approvals and IPL shareholders will receive their consideration within three business days following the Offer expiry date if our Offer is successful, thus providing IPL shareholders with value certainty and an expeditious closing when compared to the Alternative Transaction. The Alternative Transaction would not be expected to close before Q3 / Q4 2021, implying lost opportunity cost and notably exposure to potentially fluctuating capital markets, commodity and broad business environment factors.

  High Degree of Certainty. Brookfield Infrastructure has received all required regulatory and anti-trust approvals and is committed to close quickly. Conversely, the risk of closing the Alternative Transaction remains high as it is subject to two sets of shareholder approvals, regulatory approval risk and anti-competition uncertainty. Pursuant to the Alternative Transaction’s “hell or high water” provisions, the risk of any punitive regulatory or anti-competition rulings or outcomes will be borne by IPL shareholders due to the proposed all-share consideration.

Details of the Offer

Under the terms and subject to the conditions of our intended Offer, each IPL shareholder can elect to receive, per IPL share, either C$19.50 in cash or 0.225 of a Brookfield Infrastructure Corporation (NYSE: BIPC; TSX: BIPC) class A exchangeable share (“BIPC Share”). 0.225 of a BIPC Share has a market value of C$19.99 per IPL share, based upon the TSX closing price of a BIPC Share on June 17, 2021. As described herein, we intend to amend the Offer to remove the limit on cash consideration. As revised, our Offer will provide an enhanced and attractive value proposition for IPL shareholders who may elect up to 100% cash consideration, not subject to proration.

For IPL shareholders seeking to participate in the upside from the integration of IPL into a globally diversified infrastructure company, the Offer will continue to include an option to elect to receive BIPC Shares as consideration and an option for eligible shareholders to access a tax deferred rollover in respect of any BIPC Shares received pursuant to the Offer. The maximum BIPC Share consideration remains 23.0 million aggregate shares (representing 26% of the total consideration), with eligible shareholders who elect to receive 100% of their consideration in BIPC Shares on a tax-deferred basis having access to an incremental 8 million BIPC Shares (with such incremental shares priced at the fair market value as of the expiry date of the Offer, in lieu of cash).

We believe this amendment will provide investors with ultimate- flexibility, allowing investors to participate in IPL through shares of BIPC and providing additional value certainty and liquidity to those investors who value a clean exit from the company.

Our Offer, as revised, will be open for acceptance until 5:00 p.m. (Mountain Standard Time) on July 13th unless otherwise extended.

Brookfield Infrastructure encourages IPL shareholders to read the full details of the Offer to be set forth in the Second Notice of Variation, which, together with the original Offer to Purchase and Circular dated February 22, 2021 (the “Offer and Circular”) and the Notice of Variation, Change and Extension dated June 4, 2021 (the “First Notice of Variation”), which will contain the full terms and conditions of the Offer and other important information as well as detailed instructions on how IPL shareholders can tender their IPL shares to the Offer. Copies of the Second Notice of Variation, once filed, and the Offer and Circular and First Notice of Variation will be available without charge on request from the Information Agent and are available at www.ipl-offer.com or on SEDAR at www.sedar.com.

IPL shareholders who have questions or require assistance in depositing IPL shares to the Offer, IPL shareholders should contact the Information Agent and Depositary, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (North American Toll Free Number) or 416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

Advisors

Brookfield Infrastructure has engaged BMO Capital Markets and Barclays Capital Canada Inc. to act as joint financial advisors and McCarthy Tétrault LLP to act as its legal advisor in connection with the Offer. Laurel Hill Advisory Group has also been engaged to act as Brookfield Infrastructure’s strategic communications advisor and information agent.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$600 billion of assets under management. For more information, go to www.brookfield.com.

No Offer or Solicitation
This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire IPL securities and to issue securities of Brookfield Infrastructure Corporation will be made solely by, and subject to the terms and conditions set out in the formal offer to purchase and bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF IPL SHARES

Brookfield Infrastructure intends to make the offer and sale of the BIPC Shares in the Offer subject to a registration statement of BIPC and BIP covering such offer and sale to be filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale will include various documents related to such offer and sale. INVESTORS AND SHAREHOLDERS OF IPL ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding BIP and BIPC or such transaction involving the issuance of the BIPC Shares and the underlying BIP limited partnership units, at the SEC’s website (www.sec.gov) under the issuer profiles for BIP and BIPC, or on request without charge from Brookfield Infrastructure, at 250 Vesey Street, 15th Floor, New York, New York, 10281-1023 or by telephone at (212) 417-7000.

BIPC is a foreign private issuer and Brookfield Infrastructure is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. BIPC prepares its financial statements in accordance with IFRS, and they may not be directly comparable to financial statements of United States companies.

Shareholders of IPL should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular may not describe these tax consequences fully. IPL shareholders should read any tax discussion in the offer to purchase and takeover bid circular, and holders of IPL Shares are urged to consult their tax advisors.

An IPL shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Brookfield Infrastructure Corporation is incorporated in British Columbia, Canada, some or all of Brookfield Infrastructure’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and a substantial portion of Brookfield Infrastructure’s assets and of the assets of such persons are located outside the United States. IPL shareholders in the United States may not be able to sue Brookfield Infrastructure or its officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE BIPC SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IPL shareholders should be aware that, during the period of the Offer, Brookfield Infrastructure or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the revised terms of the Offer; statements relating to the ASC proceedings; statements relating to Brookfield Infrastructure’s intention to increase the consideration available under the Offer; liquidity available to Brookfield Infrastructure; the expected mailing of the Second Notice of Variation; statements regarding IPL’s transaction with Pembina, including Brookfield Infrastructure’s intention to vote against the Alternative Transaction; statements regarding expectations relating to regulatory review; and statements regarding growth plans and opportunities for Brookfield Infrastructure.

Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The actual outcome of future events could differ from the forward-looking statements and information herein, which are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual events to differ materially from those contemplated or implied by the statements in this news release include the ability to obtain regulatory approvals (including approval of the TSX and the NYSE) and meet other closing conditions to any possible transaction, the ability to realize financial, operational and other benefits from the proposed transaction, general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in other documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com

Shareholder Questions / Tendering Assistance: Laurel Hill Advisory Group North American Toll-Free: 1-877-452-7184 (+1-416-304-0211 outside North America) Email: assistance@laurelhill.com